UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of

September 2020

RADA ELECTRONIC INDUSTRIES LIMITED

(Name of Registrant)

7 Giborei Israel Street, Netanya4250407, Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Form 6-K and its exhibits are being incorporated by reference into the Registrant’s Form F-3 Registration Statements (File Nos. 333-212643, 333-216973, 333-220304, 333-226387) and Form S-8 (File No. 333-213284 and 333-238502).

RADA ELECTRONIC INDUSTRIES LTD.

EXPLANATORY NOTE

The following exhibits are attached:

99.1	Rada Electronic Industries Ltd. and Its Subsidiaries Condensed Interim Consolidated Financial Statements as of June 30, 2020 (Unaudited)

99.2	Management’s Discussion and Analysis of Results of Operations for the Six Months ended June 30, 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rada Electronic Industries Ltd.
(Registrant)

By:	/s/ Dov Sella
Dov Sella
Chief Executive Officer

Date: September 29, 2020

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Rada Electronic Industries Ltd. and Its Subsidiaries Condensed Interim Consolidated Financial Statements as ofJune 30, 2020 (Unaudited)

99.2	Management’s Discussion and Analysis of Results of Operations for the Six Months ended June 30, 2020